

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2024

Victor Huang
Chief Executive Officer
Airship AI Holdings, Inc.
8210 154th Ave NE
Redmond, WA 98052

Re: Airship AI Holdings, Inc.
Registration Statement on Form S-1
Filed August 7, 2024
File No. 333-281333

Dear Victor Huang:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Marion Graham at 202-551-6521 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Mitchell S. Nussbaum